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                             June 12, 2020

       Nick Bhargava
       Acting Chief Financial Officer
       GROUNDFLOOR FINANCE INC.
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: GROUNDFLOOR FINANCE
INC.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed June 8, 2020
                                                            File No. 024-11188

       Dear Mr. Bhargava:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form 1-A filed June 8, 2020

       Dilution, page 20

   1. Please revise to also provide the immediate dilution per share of Series B Stock to new investors assuming the
minimum offering amount of $1.25 million (68,569 shares of
                                                        Series B Stock).
       Overview and Groundfloor Platform, page 21

   2. Please expand the graphic on page 22 to show the securities issued by each entity and held by Groundfloor Finance
and those held by other investors such as public holders of
                                                        LROs. Also, please show
the developers and which entities make loans to developers.
                                                        For example, the
graphic should show, if true, the loans to developers from multiple entities such as
Holdings and GRE 1. The graphic should also reflect the securities issued
 Nick Bhargava
GROUNDFLOOR FINANCE INC.
June 12, 2020
Page 2
      by Groundfloor Finance including, for example, LROs and equity.
3. Given that Groundfloor Yield is not yet operating, please revise Business, MD&A or where appropriate to clarify which entity is currently conducting the functions you intend to assign to Groundfloor Yield going forward and the extent to which the planned transition from a third party warehouse facility constitutes a material trend or uncertainty.
Exhibits

4. Please file the revolver credit agreement with ACM Alamosa DA LLC, formerly Revolver
      Capital, as an exhibit, or advise where you have filed this agreement. Also, please clarify whether the third party warehouse credit facility referenced on page 21 refers to this revolver credit agreement or is a separate agreement.
       You may contact Isaac Esquivel at 202-551-3395 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameNick Bhargava
                                                             Division of
Corporation Finance
Comapany NameGROUNDFLOOR FINANCE INC.
                                                             Office of Real
Estate & Construction
June 12, 2020 Page 2
cc:       Brian Korn, Esq.
FirstName LastName